VEON announces details of new incentive plan aligned with total shareholder return Amsterdam, 28 February 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces the details regarding its new incentive plan for the Group GEC. Following our initial communication on 7 December 2021, we have today announced finalisation of the incentive plan rules and the details of the specific awards. As previously communicated, this includes a number of key elements: i. The existing annual cash Short Term Incentive (STI) scheme for the Group Executive Committee (“GEC”), has been revised to a 50:50 shares:cash scheme and this scheme is effective from the STI award for the year 2022. The STI award is linked to certain financial and non-financial KPIs determined for each calendar year. ii. We have introduced a new Long Term Incentive (LTI) scheme. The LTI scheme is an annual rolling plan with a performance period of three years. The vesting of the LTI award is linked to total shareholder return (TSR) relative performance against a basket of peers and will be measured over the three year vesting period. iii. The LTI 2021 share award as detailed in the table below is the award related to the three-year period from 1 January 2021 through to 31 December 2023. iv. GEC members will be required to over time achieve and then maintain a minimum level of VEON shares. This will be 6.0x annual base salary for the Group CEO and 2.0x annual base salary for other GEC members. In order to compensate GEC members for the initial loss of cash due to the introduction of 50% shares into the STI scheme effective 2022, a one-off share award has been granted. The shares have been awarded pursuant to VEON’s Deferred Share Plan, with up to a two year vesting period on the shares. DEFERRED SHARE PLAN LTI 2021 # Shares # Shares Kaan Terzioglu 1,549,800 2,583,000 Serkan Okandan 444,343 1,777,372 Dmitry Shvets 191,429 765,715 Alex Bolis 128,572 514,286 Joop Brakenhoff 393,236 740,572 Michael Schulz 291,429 582,858 TOTAL 2,998,809 6,963,803

Kaan Terzioğlu, VEON’s CEO, said: “As the management team continues to build its shareholding in the Group over the next few years, we will be more closely aligned with our shareholders objectives.” Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the benefits of VEON’s Deferred Share Plan and Long Term Incentive scheme. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com